October 28, 2024

Raymond Nobu Chang
Chief Executive Officer
Agrify Corporation
2468 Industrial Row Drive
Troy, MI 48084

       Re: Agrify Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 23, 2024
           File No. 333-282387
Dear Raymond Nobu Chang:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and/or providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and/or the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your disclosure on the cover page that the selling stockholder may sell its shares to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
 October 28, 2024
Page 2

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Robert A. Petitt, Esq.